NORTHERN LIGHTS FUND TRUST II

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

March 18, 2020

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: Northern Lights Fund Trust II (the “Trust”): Request for withdraw of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (File No. 333-174926 and 811-22549)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of Post-Effective Amendment No. 323 (“Post-Effective Amendment No. 323”) (Accession Number 0001580642-16-012721) and Post-Effective Amendment No. 333 (“Post-Effective Amendment No. 333”) (Accession Number 0001580642-17-001332) to the Trust’s Registration Statement on Form N-1A (File Nos. 333-2174926 and 811-22549) relating to adding the WOA US All Cap I as a new series of the Trust.

Post-Effective Amendment No. 323 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 16, 2012, pursuant to Rule 485(a) under the Securities Act. Post-Effective Amendment No. 333 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 1, 2017, pursuant to Rule 485(b) under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by Post-Effective Amendment No. 323 or Post-Effective Amendment No. 333 (together with Post-Effective Amendment No. 323, the “Post-Effective Amendments”). If and when the Trust decides to offer shares of the Fund, it will re-file a new post-effective amendment to its Registration Statement.

The Trust is making this application for withdrawal of the Post-Effective Amendments. The Trust believes that withdrawal of the Post-Effective Amendments is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission accept this application for withdrawal of the Post-Effective Amendments.

If you have any questions concerning this application for withdrawal, please contact David J. Baum of Alston & Bird LLP, counsel for the Trust, at (202) 239-3346.

Very truly yours

/s/Kevin Wolf

Kevin Wolf, President